December __, 1998




Colonial Money Market Fund
One Financial Center
Boston, MA  02111

         Re:   Registration Statement on Form N-14

Ladies and Gentlemen:

         We have acted as counsel to Colonial Trust II (the "Trust"), in connection with the Registration Statement of the Trust on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combination of Colonial Money Market Fund (the "Fund"), a series of the Trust, with SoGen Money Fund (the "SoGen Money Fund"), a series of SoGen Funds, Inc. (the "SoGen Funds"), and the issuance of shares of the Fund in connection therewith (the "Shares"), all in accordance with the terms of the form of Agreement and Plan of Reorganization by and between the Trust, on behalf of the Fund, SoGen Funds, on behalf of SoGen Money Fund, and for certain purposes thereunder Societe Generale Asset Management Corp. (the "SoGen Advisor") and The Colonial Group, Inc. ("TCG"), that was approved by the Board of Trustees of the Trust at a meeting held on October 23, 1998.

         We have examined the Trust's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and the Trust's By-Laws, as amended, and are familiar with the actions taken by the Trustees of the Trust in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

         We have assumed for purposes of this opinion that, prior to the issuance of the Shares, the Agreement will have been duly executed and delivered on behalf of the Trust, and will have been duly approved, executed and delivered on behalf of each of the SoGen Trust, the SoGen Advisor and TCG.

         Based upon and subject to the foregoing, we are of the opinion that:

1. The Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid and nonassessable by the Fund.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.

                                                     Very truly yours,



                                  Ropes & Gray